FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: May 17, 2005

	By:	/S/ OTHÓN FRIAS
	Name:	Othón Frias
	Title:	Attorney-in-fact

AZTECA AMERICA CELEBRATES ITS THIRD NATIONAL UPFRONT

PRESENTATION IN NEW YORK CITY

— Presented 70% Nielsen Coverage, Reaching National Network Status —

— The Network Also Presented 1,000 hours of New Exclusive Programming in Addition to TV Azteca’s 8,000 Hours —

FOR IMMEDIATE RELEASE

New York, May 16, 2005—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA, Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, announced today that its fully-owned subsidiary for the US Hispanic market, Azteca America, has reached official national network status with a Nielsen coverage of around 70%.

Recent pay TV carriage agreements with Comcast, Cox, Time Warner, Echostar and DirecTV in several different markets have strengthened Azteca America’s affiliate distribution, which now stands at 39 markets, 30 of them with pay TV coverage: cable or direct broadcast satellite. The 39 market figure is due to the recent addition of a McGraw Hill station in Colorado Springs. These markets are home to 77% of the total US Hispanic population.

“Our coverage advances are especially significant given that we never had a few billion dollars to throw around like some of our competitors,” said Luis J. Echarte, President and CEO of Azteca America. “We have laid the foundation for the long-term growth that we have committed ourselves to. Few people thought that we could ever achieve national distribution. But we made it together. This network is possible all because of our clients who believed in our dream since we had barely any coverage.”

Programming highlights include a new boxing series, “Julio César Chávez Presenta,” hosted by one of the best Mexican boxers of all times that will spotlight top Latino fighters such as Erik “El Terrible” Morales, Jorge “El Travieso” Arce and Julio Cesar Chávez Jr.

A US version of Azteca’s hit musical reality show, “La Academia” is slated for 4Q 2005. The existing Mexican version, which is in its fourth season, has three US Hispanic contestants and has averaged a higher number of network impressions in the United States than competing shows on Telefutura and Telemundo.

The network relies on its access to 8,000 yearly hours of programming from parent company TV Azteca, as well as on its more than 1,000 hours of exclusive programming for the United States, including more soccer matches than all its broadcast competitors combined, two daily network news transmissions, a special US version of its hit celebrity news show “Ventaneando” and its cross-branding effort Billboard Latino.

“We have had great success this year with sports, realities and “Ventaneando”. However, our bread and butter product is and will continue to be novelas,” said COO Jorge Jaidar.

TV Azteca has produced over 60 novelas to date, and as the only fully-integrated Hispanic television company in the market, its production experience dwarfs that of its network competitors combined. Upcoming novela titles include “Los Sánchez”, “La Otra Mitad del Sol” and “Top Models: Amor, Moda y Rock & Roll”.

The company also announced an expansion of its live events, specifically sports and music.

On the sales side, Carlos de la Garza introduced what he deemed the “smart buy,” presenting a thorough study that illustrates why by moving 15% of the typical Hispanic network spending budget to Azteca America, clients can reach an additional audience of 12% not previously reached, at no incremental cost, due to the network’s stronghold of unique viewers. Additional value includes a cost per thousand that is about 11% less than that of competing networks.

Mario San Román, TV Azteca’s CEO, closed the evening by speaking on TV Azteca’s financial strength, unique production capabilities and unparalleled talent pool. “We are a natural source of talent; we create talent, and at TV Azteca creativity is what we breathe everyday, and that’s something that our competitors can’t buy,” said Mr. San Román.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Daniel McCosh

+ 52 (55) 1720 0059

dmccosh@tvazteca.com.mx

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